================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                GIANT FOOD INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             KONINKLIJKE AHOLD N.V.
                                 (ROYAL AHOLD)
                                    (BIDDER)

                            ------------------------

                CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   374478105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                               ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                               011-31-75-6598111
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------
                                    COPY TO:

                           MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

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

                                 SCHEDULE 14D-1

------------------------------
          CUSIP NO. 374478105
------------------------------

===
------------------------------------------------------------------------------------

         1        NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  KONINKLIJKE AHOLD N.V.
------------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                  [ ]
                  (b) [ ]
------------------------------------------------------------------------------------
         3        SEC USE ONLY
------------------------------------------------------------------------------------

         4        SOURCE OF FUNDS
                  BK
------------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(e) or 2(f)                             [
                  ]
------------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  THE NETHERLANDS
------------------------------------------------------------------------------------

         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  0
------------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES                                             [
                  ]
------------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  0.0%
------------------------------------------------------------------------------------

         10       TYPE OF REPORTING PERSON
                  CO
------------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements Items 3, 5, 6, 10 and 11 of the
Schedule 14D-1 filed on May 19, 1998 (the "Schedule 14D-1") relating to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstaad) (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 of the Schedule 14D-1 is hereby amended and restated to read in its entirety as follows:

          "(a)-(b) The information set forth on the cover page of the Offer to Purchase (as amended below), in the "Introduction" of the Offer to Purchase (as amended below) and in Sections 8 ("Certain Information Concerning the Purchaser"), 10 ("Background of the Offer; Contacts with the Company") (as amended below) and 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement") (as amended below) of the Offer to Purchase is incorporated herein by reference."

     The cover page of the Offer to Purchase is hereby amended by adding in the third paragraph immediately prior to the last sentence the following:

          "The Purchaser and Sainsbury have entered into a Stock Purchase Agreement dated as of May 27, 1998 documenting their agreement."

     The "Introduction" of the Offer to Purchase is amended by adding in the fifth paragraph immediately prior to the last sentence the following:

          "The Purchaser has entered into a Stock Purchase Agreement dated as of May 27, 1998 with Sainsbury and JS Mass Securities Corp. ("JS Mass"), a wholly-owned subsidiary of Sainsbury, documenting the agreement between the Purchaser and Sainsbury."

     The "Introduction" of the Offer to Purchase is further amended by amending and restating the eighth paragraph to read in its entirety as follows:

          "THE PURCHASER HAS BEEN ADVISED THAT PAINEWEBBER INCORPORATED ("PAINEWEBBER"), THE FINANCIAL ADVISOR TO THE SELLING SHAREHOLDER, HAS DELIVERED TO THE BOARD OF DIRECTORS OF THE SELLING SHAREHOLDER ITS WRITTEN OPINION DATED MAY 18, 1998 (WHICH OPINION WAS DELIVERED PRIOR TO THE INCREASE IN THE OFFER PRICE FROM $43.00 TO $43.50), THAT, AS OF SUCH DATE AND BASED UPON ITS REVIEW AND ANALYSIS AND SUBJECT TO THE LIMITATIONS SET FORTH THEREIN, THE PRICE OF $43.00 PER SHARE NET TO THE HOLDER OF THE CLASS AC SHARES IN CASH PURSUANT TO THE STOCK PURCHASE AGREEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDER. A COPY OF THE OPINION OF PAINEWEBBER, WHICH SETS FORTH THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND SCOPE OF REVIEW UNDERTAKEN BY PAINEWEBBER, IS CONTAINED IN THE SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY THE SELLING SHAREHOLDER, WHICH IS BEING MAILED TO HOLDERS OF THE SHARES CONCURRENTLY HEREWITH. HOLDERS OF THE SHARES ARE URGED TO READ THE FULL TEXT OF SUCH OPINION."

     Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is amended by inserting the following paragraph after the last paragraph thereof:

          "During the period from May 19 through May 27, 1998, representatives of the Purchaser and Sainsbury and their legal advisors negotiated the terms of a stock purchase agreement. As a result thereof, the Purchaser, Sainsbury and JS Mass entered into a Stock Purchase Agreement dated as of May 27, 1998 (the "Sainsbury Agreement") reflecting the May 19 oral agreement of the parties."

     Section 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement") of the Offer to Purchase is amended as follows:

          The first sentence of the paragraph under the caption "Purpose of the Offer" in Section 11 is hereby amended and restated to read in its entirety as follows:

             "The purpose of the Offer and the Purchaser's acquisition of the Class AC Shares pursuant to the Stock Purchase Agreement and of the Class AL Shares pursuant to the Sainsbury Agreement is to enable the Purchaser to acquire control of the Company's Board of Directors and the entire equity interest in the Company."

          The second sentence of the second paragraph under the caption "Plans for the Company" in Section 11 is hereby amended and restated to read in its entirety as follows:

             "As a condition to the purchase of the Class AL Shares pursuant to the Sainsbury Agreement, each person who has been elected by Sainsbury to the Board of Directors of the Company must have either resigned or been removed as a director of the Company."

     Section 11 of the Offer to Purchase is hereby further amended by amending and restating the subsection captioned "Sainsbury Agreement" to read in its entirety as follows:

     "SAINSBURY AGREEMENT. THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE SAINSBURY AGREEMENT. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE SAINSBURY AGREEMENT A COPY OF WHICH HAS BEEN FILED WITH THE COMMISSION AS AN EXHIBIT TO THE SCHEDULE 14D-1, AS AMENDED. THE SAINSBURY AGREEMENT MAY BE INSPECTED AT, AND COPIES MAY BE OBTAINED FROM, THE SAME PLACES AND IN THE MANNER SET FORTH IN SECTION 7.

     Purchase of the Class AL Shares. Pursuant to the Sainsbury Agreement, JS Mass has agreed, and Sainsbury has agreed to cause JS Mass, to sell, and the Purchaser has agreed to purchase, subject to the terms and conditions thereof, all of the Class AL Shares at an aggregate price of $100,000,000. JS Mass has agreed in the Sainsbury Agreement to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Sainsbury Agreement, all of the Shares owned by JS Mass. The obligation of the Purchaser to purchase the Class AL Shares is subject to the satisfaction of the following conditions: the truth of Sainsbury's and JS Mass' representations and warranties, the performance by Sainsbury and JS Mass of their respective covenants, no injunctions, receipt of consents and approvals, the non-occurrence of the conditions set forth in Section 14 hereof, the resignation of the Directors of the Company elected by Sainsbury, the consummation of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement and the consummation of the Offer. The obligation of JS Mass to, and of Sainsbury to cause JS Mass to, sell the Class AL Shares is subject to the satisfaction of the following conditions: the truth of the representations and warranties of the Purchaser, the performance by the Purchaser of its covenants, no injunctions, the consummation of the Offer and the consummation of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement.

     No Solicitation. The Sainsbury Agreement provides that Sainsbury, JS Mass and each of their respective officers, directors and employees shall, and shall instruct their respective Agents to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any purchase of the Class AL Shares or any Sainsbury Acquisition Proposal (as defined below). Neither Sainsbury nor JS Mass shall, directly or indirectly, take (and neither Sainsbury nor JS Mass shall authorize or permit its Agents to so take) any action to (i) encourage, solicit or initiate the making of any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal,
(ii) enter into any agreement with respect to any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, or (iii) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any person (other than the Purchaser) in connection with, or take any other action to facilitate knowingly, or that such person should have known would facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal. For purposes of this Section, "Sainsbury Acquisition Proposal" shall mean any inquiry, proposal or offer from any person (other than the Purchaser) relating to any direct orindirect acquisition or purchase of all or any of the Class AL Shares, of a substantial amount of assets of the Company or any of its subsidiaries or of more than 10% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 10% of any other class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Sainsbury Agreement, or any other transaction involving the Company or any of its securities or assets the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer, the acquisition of the Class AL Shares pursuant to the Sainsbury Agreement or the acquisition of the Class AC Shares pursuant to the Stock Purchase Agreement. In addition, the Sainsbury Agreement provides that each of Sainsbury and JS Mass shall advise the Purchaser of any request for information or of any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, or any inquiry or proposal with respect to any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, the material terms and conditions of such request, offer or Sainsbury Acquisition Proposal and of any material changes thereto, and the identity of the entity or person making any such inquiry or proposal.

     Agreement to Use Best Efforts. Pursuant to the Sainsbury Agreement and subject to the terms and conditions thereof, each of Sainsbury, JS Mass and the Purchaser shall, with respect to matters within their respective control, cooperate and use their respective best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all reasonable things necessary and proper under applicable law to consummate the transactions contemplated by the Sainsbury Agreement as promptly as practicable, (ii) obtain from any governmental authority, regulatory organization or other instrumentality or agency or any other third party any licenses, permits, consents, waivers, approvals, authorizations, qualifications, or orders required to be obtained or made by Sainsbury, JS Mass or the Purchaser or any of their subsidiaries in connection with the authorization, execution and delivery of the Sainsbury Agreement and the consummation of the transactions contemplated therein, and (iii) as promptly as practicable, make, or cause to be made, all filings necessary, proper or advisable with respect to the Sainsbury Agreement and the transactions contemplated therein under any applicable laws or regulations. In addition, the Sainsbury Agreement provides that Sainsbury, JS Mass and the Purchaser shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Sainsbury, JS Mass and the Purchaser shall use their respective best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the Sainsbury Agreement. Notwithstanding anything to the contrary in this paragraph, none of Sainsbury, JS Mass, the Purchaser or the Company or any of their respective subsidiaries shall be required to sell or otherwise dispose of, or hold separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or business of the Purchaser, Sainsbury, JS Mass, the Company or any of their affiliates or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or reduce the overall benefits expected, as of the date hereof, to be realized by the Purchaser from the consummation of the transactions contemplated by the Sainsbury Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole.

     Representations and Warranties. In the Sainsbury Agreement, Sainsbury and JS Mass have made customary representations and warranties to the Purchaser with respect to, among other things, their organization, corporate authority, ownership of the Class AL Shares and consents and approvals.

     Termination. If any precondition to the completion of the transactions contemplated by the Sainsbury Agreement is not fulfilled on or prior to December 31, 1998, then any party may terminate the Sainsbury Agreement. In addition, the Sainsbury Agreement shall terminate if the Stock Purchase Agreement or the Offer shall be terminated pursuant to their respective terms prior to the purchase of any Class AL Shares pursuant to the Sainsbury Agreement."

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is amended and restated to read in its entirety as follows:

          "(a)-(g) The information set forth in the "Introduction" (as amended in Item 3 of this Amendment), and Sections 10 ("Background of the Offer; Contacts with the Company") (as amended by Item 3 of this Amendment), 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement") (as amended by Item 3 of this Amendment), 12 ("Dividends and Distributions") and 13 ("Effect of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference."

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is amended and restated to read in its entirety as follows:

          "(a)-(b) The information set forth in Sections 8 ("Certain Information Concerning the Purchaser") and 10 ("Background of the Offer; Contacts with the Company") (as amended by Item 3 of this Amendment), is incorporated herein by reference."

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 of the Schedule 14D-1 is amended and restated to read in its entirety as follows:

          "The information set forth in the "Introduction" of the Offer to Purchase (as amended in Item 3 of this Amendment) and Sections 10 ("Background to the Offer; Contacts with the Company") (as amended by Item 3 of this Amendment) and 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement") (as amended in Item 3 of this Amendment) is incorporated herein by reference."

ITEM 10.  ADDITIONAL INFORMATION.

     Paragraphs (b)-(c) of Item 10 of the Schedule 14D-1 are amended and restated to read in its entirety as follows:

          "(b)-(c) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase (as amended below) is incorporated herein by reference."

     Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is amended by amending and restating the first two sentences of the second paragraph under the subcaption "Regulatory Approvals" to read in their entirety as follows:

          "Under the provisions of the HSR Act applicable to the purchase of Class AC Shares pursuant to the Stock Purchase Agreement, such purchase may not be made until the expiration of a 30-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by both the Purchaser and the Selling Shareholder, which filings the Purchaser and the Selling Shareholder completed on or about May 27, 1998. Accordingly, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on or about June 26, 1998, unless early termination of the waiting period is granted or the Purchaser or the Selling Shareholder receives a request for additional information or documentary material prior thereto."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The information contained in Item 11 of the Schedule 14D-1 is hereby amended by adding thereto as Exhibit (a)(9) the Press Release dated May 27, 1998 announcing execution of the Stock Purchase Agreement dated as of May 27, 1998 among Koninklijke Ahold N.V., J Sainsbury plc and JS Mass Securities Corp. and as Exhibit (c)(4) the Stock Purchase Agreement dated as of May 27, 1998 among Koninklijke Ahold N.V., J Sainsbury plc and JS Mass Securities Corp.

                                   SIGNATURE

     The Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

                                          KONINKLIJKE AHOLD N.V.

                                          By: /s/ PAUL P.J. BUTZELAAR
                                            ------------------------------------
                                            Name: Paul P.J. Butzelaar
                                            Title: Senior Vice President
                                                    and General Counsel

Dated: May 28, 1998

                                 EXHIBIT INDEX

   EXHIBIT                                                                    NUMBERED
    NUMBER                              DESCRIPTION                            PAGES
   -------                              -----------                           --------
Exhibit (a)(1)  Offer to Purchase.* .........................................
Exhibit (a)(2)  Letter of Transmittal.* .....................................
Exhibit (a)(3)  Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.* ..............................
Exhibit (a)(4)  Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.* ......
Exhibit (a)(5)  Press Release, dated May 19, 1998, announcing the tender offer.* .....................................................
Exhibit (a)(6)  Form of newspaper advertisement, dated May 20, 1998, published in The Wall Street Journal.* ......................
Exhibit (a)(7)  Notice of Guaranteed Delivery.* .............................
Exhibit (a)(8)  Guidelines for Substitute Form W-9.* ........................
Exhibit (a)(9)  Press Release dated May 29, 1998 announcing execution of the
                Stock Purchase Agreement dated as of May 27, 1998 among
                Koninklijke Ahold N.V., J Sainsbury plc and
                JS Mass Securities Corp. ....................................
Exhibit (b)(1)  Commitment Letter, dated May 18, 1998 between ABN AMRO Bank
                NV and Koninklijke Ahold N.V.* ..............................
Exhibit (b)(2)  US$1,000,000,000 Multicurrency Revolving Credit Agreement,
                made on 18 December 1996 between Koninklijke Ahold N.V.,
                Ahold USA Holdings, Inc. and a syndicate of banks headed by
                ABN Amro Bank N.V.* .........................................
Exhibit (c)(1)  Confidentiality Agreement, made as of February 2, 1998, between Koninklijke Ahold N.V. and The 1224 Corporation.* ...
Exhibit (c)(2)  Exclusivity Agreement, dated April 27, 1998, between
                Koninklijke Ahold N.V. and The 1224 Corporation.* ...........
Exhibit (c)(3)  Stock Purchase Agreement, dated as of May 19, 1998, between
                Koninklijke Ahold N.V. and The 1224 Corporation.* ...........
Exhibit (c)(4)  Stock Purchase Agreement dated as of May 27, 1998 among
                Koninklijke Ahold N.V., J Sainsbury plc and
                JS Mass Securities Corp. ....................................
Exhibit (d)     None. .......................................................
Exhibit (e)     Not applicable. .............................................
Exhibit (f)     None. .......................................................

* Previously filed.